

December 9, 2015

Christian Magoon
Chief Executive Officer
Amplify ETF Trust
3250 Lacey Road, Suite 130
Downers Grove, IL 60515

      Re: Amplify ETF Trust
               Registration Statement on Form N-1A
               Filed November 10, 2015
               File Nos. 333-207937; 811-23108

Dear Mr. Magoon:

On November 10, 2015, you filed a registration statement on Form N-1A on behalf of the Amplify ETF Trust (the "Trust" or the "Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. We note you filed an application seeking exemptive relief from various provisions of the Investment Company Act of 1940. Please confirm that your disclosure is or will be consistent with the terms and conditions of your exemptive application. Also, please confirm that you will not request effectiveness until your application is granted.

2. We note your stated investment objective is to seek investment results that generally correspond (before fees and expenses) to the price and yield performance of the EQM Consumer Discretionary Index. On page three you state the Fund "generally will invest at least [80%] of its total assets in global equity securities that comprise the Index …" On page 13 of your exemptive application, as amended June 30, 2015, you state each fund will invest at least 80% of its assets in the component securities of its underlying index. If your disclosure is designed to track your application, it is unclear why "generally" is used. Please revise or advise as appropriate.

3. Your proposed name, Amplify Consumer Discretionary ETF, suggests that you will invest in equity securities of consumer discretionary companies and implicates Rule 35d-1, notwithstanding the lack of direct reference in your name. We note that currently you have a policy to invest at least 80% of your total assets in an index whose methodology would be consistent with what would be required of the Fund under the Rule 35d-1. Please confirm to us that if you change the index or the index changes its methodology, you will re-evaluate your 80% policy to ensure continued compliance with Rule 35d-1. In the alternative, the Fund could adopt a separate policy tied to consumer discretionary investments that satisfies the Rule.

4. We note references throughout your filing to your Rule 12b-1 Plan. Currently it appears that fees will not be payable under the Plan until a future date, please advise us of this date.

Fund Fees and Expenses, page 2

5. We note you estimate Other Expenses at 0.00%. Please tell us how you concluded this estimate was reasonable.

6. Please remove the reference to the 12b-1 fees from the explanatory paragraph to your fee table as it is neither permitted nor required.

Principal Investment Strategies, page 3

7. On page three, under Index Methodology, you state that the equity securities must be listed on a major stock exchange. Please clarify what makes a stock exchange "major" for purposes of the index.

8. Please provide additional narrative disclosure about the Index Methodology and Index. For example, clarify how the index defines "consumer discretionary business activities" including what types of companies are included and relative weights in the index (e.g., clothing, entertainment, travel, dining, etc.). Also, explain whether the portfolio constituents will weigh more toward luxury, aspirational, or middle class-focused companies. If warranted, please consider the need for revised risk disclosure.

9. Your Item 9 disclosure includes references to "other instruments." Please clarify what, other than common stock and depository receipts, will be included in the index and to what extent.

10. Please disclose a meaningful range of market capitalizations represented in the index based on a recent date.

11. Please clarify how U.S.-based and international-based are determined.

12. Please clarify the meaning of the sentence on page three "[i]f the number of constituents in the international-based pool is less than 25, the number of constituents will equal the international-based pool's total weight."

Principal Risks of Investing in the Fund, page 9

13. The Market Capitalization Risk on page 11 references small capitalization stocks. Based on your disclosure, it appears unlikely that you will have significant exposure to small capitalization stocks. Please confirm this disclosure is appropriate or revise.

14. On page 12 under Non-Correlation Risk you state that you "may fair value certain of the securities [you] hold" and "[f]or tax efficiency purposes, [you] may sell certain securities to realize losses causing [the Fund] to deviate from the Index." Given the index's liquidity, briefly tell us the circumstances under which you believe it may be necessary to fair value the securities. In addition, please clarify the extent to which you anticipate managing the portfolio for tax efficiency purposes.

Non-Principal Investment Strategies, page 12

15. We note your statement on page 12 that you may invest your remaining assets in "other instruments." Please clarify the reference to other instruments and provide more specific disclosure about the types of instruments and how they will be used.

Fund Organization, page 14

16. Please provide the disclosure requested by Item 10(a)(1) of Form N-1A for the sub-adviser.

17. On page 15 you state that both Messrs. Lewellyn and Lee were portfolio managers at BGI when the iShares brand was developed and launched. Please tell us what role, if any, these individuals played in connection with the development and launch of iShares and otherwise explain the relevance and appropriateness of the reference to iShares.

Index Provider, page 22

18. Please tell us whether the Fund pays a fee to the Adviser to sub-license rights to the Index.

Index Methodology, page 23

19. The disclosure on page 23 suggests the securities included in the index are "selected according to criteria … that are designed to result in a portfolio that has the potential for capital appreciation." Please explain what criteria you are referring to and how it relates to capital appreciation.

Statement of Additional Information

General Description of the Trust and the Fund, page 2

20. In the description of your Declaration of Trust on page two you state that, [i]f a derivative action is brought in violation of the Declaration of Trust, the shareholder bringing the action may be responsible for the Fund's costs, including attorneys' fees. Please tell us what support, if any, there is in Massachusetts law for this provision and where the provision is located in your organizational documents. In addition, please tell us whether this provision will apply to actions under the securities laws. If these provisions do apply to actions under the securities laws, please tell us how such provisions are consistent with Sections 36 and 44 under the Investment Company Act, as well as the general principles behind Sections 1(b)(3), 47(a) and 50.

Investment Objective and Policies, page 4

21. You state that the Fund will not concentrate its investments in securities of issuers in any one industry, except to the extent your index concentrates in an industry or group of industries. Item 16(c)(1)(iv) of Form N-1A refers to concentrating in an industry or group of industries. Please revise the first part of your concentration policy to reference "industry or group of industries."

Investment Strategies, page 6

22. On page six you state that fixed income investments "may include, without limitation, the types of investments set forth below …" This language implies your disclosure is incomplete. Please revise to describe any investment strategies, including any strategy to invest in a particular type of investment, which the adviser plans to use.

Sublicense Agreement, page 9

23. On page nine you state that you agreed to be bound by certain provisions of the Master License Agreement. Please tell us which provisions you have agreed to be bound to.

Management of the Fund, page 10

24. On page 15 you have recited each director's respective biography, however it is unclear whether any individual has any experience with investments, the 1940 Act, or serving as a board member. Please revise the disclosure on page 15 to more clearly explain the specific experience, qualifications, attributes, or skills that lead to the conclusion that each director should serve as a director of the Trust. See Item 17(b)(10) of Form N-1A.

Brokerage Allocations, page 20

25. On page 20 you state that "Fund portfolio transactions may be effected with broker/dealers who have assisted investors in the purchase of shares." Please explain the purpose and intention behind this statement.

Additional Information, page 25

26. Please revise the disclosure on page 27 under Codes of Ethics to also address the sub-adviser.

Federal Tax Matters, page 35

27. We note your statement that your tax disclosure "is based in part on the advice of counsel to the Fund." If this disclosure represents counsel's advice on material tax consequences, revise to name counsel and provide an appropriate consent. Otherwise, remove this statement.

Part C –Other Information

Item 28 Exhibits

28. We note you have not filed several exhibits. Please note that we review, and frequently comment upon the exhibits. Please allow for sufficient time to resolve any issues raised in our comments.

Item 30 Indemnification

29. Please complete your response to Item 30.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the Trust acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

If you have any questions on accounting-related matters, please contact Lauren Hamilton at (212) 336-7874. If you have any other questions prior to filing a pre-effective amendment, please call me at (202) 551-3393.

Sincerely,

/s/ Jay Williamson

Jay Williamson
Senior Counsel

cc: Morrison C. Warren
         Chapman and Cutler LLP